UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52214

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___J K Financial Services, Inc___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
149 Cross Rail Lane Ste 102
_____
(No. and Street)

Norco	CA	92860
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe Zheng	714-704-1818	jkfinancial@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Jennifer Wray CPA PLLC
_____
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	Texas	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016		6328
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joe Zheng, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J K Financial Services, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

Notary Public

JOSH IBANEZ
COMM. # 2293310
NOTARY PUBLIC - CALIFORNIA
RIVERSIDE COUNTY
COMM. EXPIRES JUNE 15, 2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J K FINANCIAL SERVICES INC

Financial Report to Rule 1 7a-5(d)

Year Ended December 31, 2021

TABLE OF CONTENTS

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
J K Financial Services, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J K Financial Services, Inc as of December 31, 2021, the related statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of J K Financial Services, Inc as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J K Financial Services, Inc's management. Our responsibility is to express an opinion on J K Financial Services, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J K Financial Services, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of J K Financial Services, Inc's financial statements. The supplemental information is the responsibility of J K Financial Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as J K Financial Services, Inc's auditor since 2017.

Sugar Land, Texas

March 22, 2022

1

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Financial Condition

As of and for the Year- Ended December 31, 2021

Assets:

Cash	$255,623
Clearing Broker Deposit	50,001
Accounts Receivable	35,341

Non-Current Assets:

Fixed Assets and Leasehold Improvement,	
At Cost, Net of Depreciation	84,558

Total Assets: $425,523

Liabilities and Stockhold's Equity:

Liabilities:

Accounts Payable and Accrued Expense	$109,169

Total Liabilities: $109,169

Stockholder's Equity:

Common Stock, $1.00 Par Value, 200,000shares authorized,	
115,000 outstading	115,000
Distribution	(452,452)
Retained Earning	653,806
Total Equity	**$316,354**

Total Liabilities and Stockholder's Equity: $425,523

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Operations

For the Year- Ended December 31, 2021

Revenue:

Commission Income	$591,895
Interest Income	370
Other Income	15,000
Total Revenues	607,265

Expenses:

Commission Expenses	235,906
Professional Fees	9,180
Payroll Expenses	103,645
Travel Expenses	11,673
Office Expenses	9,161
Information Data	6,399
Transportation Expenses	11,924
Rent	27,000
Maintenance and Repairs	2,741
Depreciation Expenses	25,803
Other Expenses	138,876
Total Expenses	582,308

Net Income — **$24,957**

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Change in Ownership Equity

As of and for the Year - Ended December 31, 2021

Balance on December 31, 2020	$291,379
Adjusted Retained Earning	18
Net Income	24,957
Balance on December 31, 2021	**$316,354**

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Change Cash Flows

As of and for the Year - Ended December 31, 2021

Cash flows from Operation Activities:

Net Income	$24,957
Decrease in Account Receivable	-12,690
Clearing Deposit Account	2,410
Increase in account Payable	61,317
Net Cash Flow from Operation	75,994

Cash flows from Investment Activities:

Depreciation Expense	14,944
Net Cash provided by Investment	14,944

Net Cash increase for period	90,938
Cash at Beginning of the Year	164,685
At End of the Year	**$255,623**

5

J K FINANCIAL SERVICES, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 1- Organization and Nature of Business

J K Financial Services, Inc. (The "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is California Corporation that incorporated on October 20, 1999.

Note 2 - Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

. Broker or dealer retailing corporate equity securities over-the-counter

. Broker of dealer selling corporate debt securities

. Mutual fund retailer

. U.S. government securities broker

. Municipal securities broker

. Broker or dealer selling variable life insurance or annuities

. Put and call broker or dealer or option writer

. Non-exchange member arranging for transactions in listed securities by exchange member

K 2 ii exemption

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or

clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Commissions - Commission and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates - the preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered for the account and risk of the Company are recorded on a trade date basis.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statues wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1 - ½%state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

Depreciation and Amortization - Depreciation is provided on a straight -line basis using estimated useful lives of three to seven years. Start - up expenditures are amortized over five

years.

Statement of Changes in Financial Condition - the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3- Fair Value FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that world be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consisted with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

. Leve 1 inputs are quoted prices (unadjusted} in active markets for identical assets or a liability the Company has the ability to access.

. Leve 2 inputs are inputs (other than quoted prices included within level 1} that are observable for the asset or liability, either directly or indirectly.

. Leve 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.}

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as December 31, 2021.

The Company does not have any securities positions.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1}, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not excess 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2021, the Company had net capital of $231,795, $224,513 in excess of its required net capital of $7,282 which is 6 2/3% of aggregate indebtness. The Company's aggregate indebtedness to net capital ratio was 0.47 to 1.

Note 5 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the company is subjected to a 1.5% tax on net income over the minimum tax of $800.

Note 6 - Exemption from the SEC Rule 15c3-3

Broker Dealer is an introducing broker - dealer that clears all transactions for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 7 - Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2021 was $50,001.32.

Note 8 - SIPC Supplementary Report Requirement

The Company is required to complete the SIPC Supplementary Report under SEC Rule 17a - 5 (e} (4) for fiscal year ending December 31, 2020, because the Company's SIPC Net Operating Revenues is greater than $500,000.

Note 9 - Operating Lease Commitments

The Company rents office space under a year lease agreement, the Company option to renew the lease annually from August 1, 2019 to July 31, 2023.

Note 10 - Subsequent Events

Management has reviewed the results of operation for the period of time from its year end December 31, 2020, through March 22, 2022, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

J K FINANCIAL SERVICES, INC

Computation of Net Capital Requirements Pursuant to Rule 15c3-1

As of and for the Year - Ended December 31, 2021

Computation of Net Capita

Total ownership equity from statement of financial condition	**$316,354**
Non-Allowable Assets-Furniture and Equipment, Net	(84,558)
Net Capital	$ 231,796

Computation of Net apital Requirements

Minimum net aggregate indebtedness-6.67% of net aggregate indebtedness	7,282
Minimum dollar net capital required	5,000
Net Capital requited (greater of above amounts)	7,282
Excess Capital	$224,514

Computation of Aggregate Indebtedness Total

Liabilities

Aggregate Indebtedness to Net Capital	109,169

The following is a reconciliation of the above net capital computation

With the Company's corresponding unaudited computation pursuant to

Rule 179-5(d)(4)	0.47
Net Capital Per Company's Computation	231,796
Haircut	0
Other adjustments	0
Net Capital per Audit	**$231,796**

J K Financial Services Inc

**Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2021**

A computation of reserve requirement is not applicable to J K Financial Services Inc as the
Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

J K Financial Services Inc

**Schedule III - Information Relating to the Possession
or Control Requirements Under Rule 15c3-3
As of December 31, 2021**

Information Relating to the Possession or Control Requirements is not applicable to J K
Financial Services Inc as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
J K Financial Services, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J K Financial Services, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which J K Financial Services, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions), and, for transactions direct with mutual fund companies, The company claimed an exemption because it does not hold customer funds or securities; and (2) J K Financial Services, Inc stated that J K Financial Services, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. J K Financial Services, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J K Financial Services, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 22, 2022



J K Financial Services, Inc

Exemption Report

J K Financial Services, Inc is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii), and, for transactions direct with mutual fund companies, The Company claimed an exemption because it does not hold customer funds or securities.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below.

J K Financial Services Inc.

I, Joe Zheng, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by: [signature]

Title: President

Date: 03/15/2022